JSAT

RECD S.E.C.
JUN 2 2 2004
1086

FID-B-04-023
June 14, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

04030954

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of The Company's Own Shares in The Market
- Convocation Notice of 20th Ordinary General Meeting of Shareholders

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

Thank you for your attention and cooperation.

Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

dw 6/23

82-5111

June 1, 2004
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From May 6, 2004 to May 31, 2004
2.	Total Number of Shares Purchased:	6,481 shares
3.	Aggregate Amount of the Purchase:	¥2,068,147,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

・Class of Shares to Be Acquired:	JSAT's common stock
・Total Number of Shares to Be Acquired:	Up to 45,000 shares
・Aggregate Amount of Shares to Be Acquired:	Up to ¥22.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to May 31, 2004

・Total Number of Shares Purchased:	21,669 shares
・Aggregate Amount of the Purchase:	¥8,269,039,000

To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 9, 2004

Convocation Notice of 20th Ordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend the 20th Ordinary General Meeting of Shareholders of JSAT Corporation, which will be held as written below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. To do so, please review the attached reference materials, indicate "for" or "against" for each agenda item shown on the enclosed Exercise of Voting Rights Form, affix your seal to the Form, and return it immediately.

Sincerely,
Kiyoshi Isozaki, President and CEO

1. Date & Time: Friday the 25th of June 2004; 10:00 a.m.

2. Venue: Aoi-no-ma, Main Building 1st Floor, Toranomon Pastoral,
4-1-1 Toranomon, Minato-ku, Tokyo

3. Meeting Agenda:

Item to be reported:
Business Report, Balance Sheet, and Income Statement for the Company's 20th business year (from April 1, 2003 to March 31, 2004)

Items to be resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 20th business year
Item 2: Amendment of Articles of Incorporation
Item 3: Appointment of nine directors
Item 4: Issuance of stock acquisition rights for incentive stock options
Item 5: Payment of severance benefits to a retired director

Note : This translation should not be construed as a complete representation of the original notification written in Japanese.